SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 7)
Under the Securities Exchange Act of 1934
GEOKINETICS INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
372910-10-9

(CUSIP Number)
Avista Capital Partners, L.P.
65 East 55th Street, 18th Floor
New York, New York 10022
Telephone: (212) 593-6900
Attn: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Steven D. Rubin, Esq.
King & Spalding LLP
1100 Louisiana, Suite 4000
Houston, Texas 77002
(713) 751-3240
July 28, 2008

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Avista Capital Partners, L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,644,104 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,644,104 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,644,104 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

34.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Avista Capital Partners (Offshore), L.P. I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		735,070 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

735,070 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

735,070 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	372910-10-9

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Avista Capital Partners GP, LLC I.R.S. Identification No.: N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,379,174 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,379,174 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,379,174 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer.
     This Amendment No. 7 amends the Statement on Schedule 13D (the “Schedule D”) filed with the Securities and Exchange Commission (“Commission”) on September 13, 2006 by Avista Capital Partners, L.P., a Delaware limited partnership (“Avista”), Avista Capital Partners (Offshore), L.P. (“Avista Offshore”) and Avista Capital Partners GP, LLC, a Delaware limited liability company (“Avista GP”) and the Amendment No. 6 (“Amendment No. 6”) filed on January 16, 2008, the Amendment No. 5 (“Amendment No. 5”) filed on September 12, 2007, the Amendment No. 4 (“Amendment No. 4”) filed on July 18, 2007, the Amendment No. 3 (“Amendment No. 3”) filed on May 15, 2007, the Amendment No. 2 (“Amendment No. 2”) filed on December 15, 2006 and the Amendment No. 1 (“Amendment No. 1”) filed on October 5, 2006, all filed by the same parties (the “Filing Parties”).
     The title and class of equity security to which this amendment to the Schedule 13D relates is the Common Stock, par value $.01 per share (the “Common Stock”), of Geokinetics Inc., a Delaware corporation (“Geokinetics” or the “Company”). The principal executive offices of Geokinetics are located at One Riverway, Suite 2100 Houston, Texas 77056. The following amendments to the Schedule 13D are hereby made. Unless otherwise define herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D or Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, and/or Amendment No. 6.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Series B-2 and Warrant Purchase Agreement, by and among Geokinetics, Avista and Offshore, dated as of July 28, 2008, Avista and Offshore purchased (i) 94,960 and 25,040 shares of Series B-2 Senior Convertible Preferred Stock of the Company (the “Series B-2 Preferred Stock”), respectively, and (ii) warrants to purchase (“Warrants”) up to 189,920 and 50,080 shares of Common Stock, respectively, in exchange for the aggregate purchase price of $30,000,000, of which Avista paid $23,740,000 and Avista Offshore paid $6,260,000. On or before December 31, 2008, an allocation of the purchase price between the Series B-2 Preferred Stock and the Warrants will be determined by Avista, Avista Offshore and the Company.
     The purchase price was paid in cash out of available capital of Avista and Avista Offshore.
     Additionally, Avista and Avista Offshore acquired the 75,701 and 19,961 additional shares of Common Stock, respectively, reported on this Amendment No. 7, which were paid for in cash out of available capital of Avista and Avista Offshore. Avista paid approximately $1,304,248 and Avista Offshore paid approximately $343,918 for their respective additional shares of Common Stock reported on this Amendment No. 7. Such shares were acquired for total consideration of approximately $1,648,167 in open market transactions as listed in Item 5 below. Such amount includes commissions incurred in making the investments.
Item 5. Interest in Securities of the Issuer.
     Based on information provided by the Company to Avista and Avista Offshore in connection with the acquisition of the Series B-2 Preferred Stock and Warrants, there are 10,369,018 shares of Common Stock of the Company issued and outstanding.
     The Filing Parties have no current intention to convert their shares of Preferred Stock into shares of Common Stock.
     (a)

     (1) Avista may be deemed to beneficially own in the aggregate 4,644,104 shares of Common Stock, comprised of 1,530,494 shares of Common Stock, 197,409 shares of the Series B-1 Senior Convertible Preferred Stock (the “Series B-1 Preferred Stock”, and together with Series B-2 Preferred Stock, the “Series B Preferred Stock”) which are convertible into 1,974,090 shares of Common Stock of the Company, 94,960 shares of the Series B-2 Preferred Stock which are convertible into 949,600 shares of Common Stock of the Company and 189,920 Warrants, which can be exercised for 189,920 shares of Common Stock, collectively representing approximately 34.4% of the outstanding shares of Common Stock. Of such shares, Avista has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,530,494 shares of Common Stock,197,409 shares of the Series B-1 Preferred Stock, 94,960 shares of the Series B-2 Preferred Stock and 189,920 Warrants as a result of the relationships described in paragraph (b) (1) and (2) below.
     (2) Avista Offshore may be deemed to beneficially own in the aggregate 735,070 shares of Common Stock, comprised of 322,460 shares of Common Stock, 11,213 shares of Series B-1 Preferred Stock which are convertible into 112,130 shares of Common Stock, 25,040 shares of Series B-2 Preferred Stock which are convertible into 250,400 shares of Common Stock and 50,080 Warrants which can be exercised for 50,080 shares of Common Stock, collectively representing approximately 6.8% of the outstanding shares of the Common Stock. Of such shares, Avista Offshore has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 322,460 shares of Common Stock, 11,213 shares of the Series B-1 Preferred Stock, 25,040 shares of the Series B-2 Preferred Stock and 50,080 Warrants as a result of the relationships described in paragraph (b) (1) and (3) below.
     (3) Avista GP may be deemed to beneficially own in the aggregate 5,379,174 shares of Common Stock, comprised of 1,852,954 shares of Common Stock, 208,622 shares of Series B-1 Preferred Stock which are convertible into 2,086,220 shares of Common Stock, 120,0000 shares of Series B-2 Preferred Stock which are convertible into 1,200,000 shares of Common Stock and 240,000 Warrants which can be exercised for 240,000 shares of Common Stock, collectively representing approximately 38.7% of the outstanding shares of Common Stock. Of such shares, Avista GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,852,954 shares of Common Stock, 208,622 shares of the Series B-1 Preferred Stock, 120,000 shares of the Series B-2 Preferred Stock and 240,000 Warrants as a result of the relationships described in paragraphs (b) (1), (2) and (3) below.
     (b)
     (1) Of the 1,852,954 shares of Common Stock, 208,622 shares of the Series B-1 Preferred Stock, 120,000 shares of the Series B-2 Preferred Stock and 240,000 Warrants for which Avista GP has shared voting and dispositive power, none of such securities are held of record by Avista GP. Avisa holds of record 1,530,494 shares of Common Stock, 197,409 shares of the Series B-1 Preferred Stock, 94,960 shares of the Series B-2 Preferred Stock and 189,920 Warrants. Avista Offshore holds of record 322,460 shares of Common Stock, 11,213 shares of the Series B-1 Preferred Stock, 25,040 shares of the Series B-2 Preferred Stock and 50,080 Warrants. Avista GP is the sole general partner of Avista and Avista Offshore and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock, Series B Preferred Stock and Warrants owned of record by Avista and Avista Offshore.
     (2) Of the 1,530,494 shares of Common Stock, 197,409 shares of the Series B-1 Preferred Stock, 94,960 shares of the Series B-2 Preferred Stock and 189,920 Warrants for which Avista has shared voting and dispositive power, all of such shares are held of record by Avista.

     (3) Of the 322,460 shares of Common Stock, 11,213 shares of the Series B-1 Preferred Stock, 25,040 shares of the Series B-2 Preferred Stock and 50,080 Warrants for which Avista Offshore has shared voting and dispositive power, all of such shares are held of record by Avista Offshore.
     Each of the Filing Parties expressly disclaims beneficial ownership with respect to any shares of Common Stock covered by this Statement (or shares of Series B-1 Preferred Stock, Series B-2 Preferred Stock or Warrants) not owned by it of record.
     (c)
     Since the filing of Amendment No. 6, the Filing Parties have made the following purchases of Common Stock on the open market (each of which has been effected by the Filing Parties):

					Price
		Total Number of Shares	Number of Shares	Number of Shares	per
	Transaction	Purchased by Avista and	Purchased by	Purchased by Avista	Share
Transaction Type	Date	Avista Offshore	Avista	Offshore	($)
Market Purchase	1/22/2008	10,700	8467	2233	$17.15
Market Purchase	1/22/2008	3,202	2534	668	$17.50
Market Purchase	1/22/2008	200	158	42	$17.45
Market Purchase	1/22/2008	300	237	63	$17.25
Market Purchase	1/22/2008	98	78	20	$17.47
Market Purchase	1/22/2008	200	158	42	$17.48
Market Purchase	1/22/2008	300	237	63	$17.48
Market Purchase	1/22/2008	100	79	21	$17.49
Market Purchase	1/23/2008	5,100	4036	1064	$17.45
Market Purchase	1/23/2008	6,295	4981	1314	$17.50
Market Purchase	2/1/2008	5,000	3957	1043	$16.95
Market Purchase	2/1/2008	200	158	42	$16.88
Market Purchase	2/1/2008	6,200	4906	1294	$17.00
Market Purchase	2/14/2008	300	237	63	$17.12
Market Purchase	2/14/2008	635	502	133	$17.13
Market Purchase	2/14/2008	15,210	12036	3174	$17.15
Market Purchase	2/14/2008	2,800	2216	584	$17.00
Market Purchase	2/22/2008	300	237	63	$15.69
Market Purchase	2/22/2008	200	158	42	$15.75
Market Purchase	2/22/2008	300	237	63	$15.87
Market Purchase	2/22/2008	100	79	21	$15.86
Market Purchase	2/22/2008	700	554	146	$16.00
Market Purchase	2/22/2008	100	79	21	$16.06
Market Purchase	2/22/2008	200	158	42	$16.06
Market Purchase	2/22/2008	100	79	21	$16.08
Market Purchase	2/22/2008	600	475	125	$16.10
Market Purchase	2/22/2008	300	237	63	$16.13
Market Purchase	2/25/2008	300	237	63	$16.75
Market Purchase	2/25/2008	1,000	791	209	$17.00
Market Purchase	2/25/2008	356	282	74	$17.09
Market Purchase	2/25/2008	4,600	3640	960	$17.10
Market Purchase	2/25/2008	300	237	63	$17.25
Market Purchase	2/25/2008	100	79	21	$17.41

					Price
		Total Number of Shares	Number of Shares	Number of Shares	per
	Transaction	Purchased by Avista and	Purchased by	Purchased by Avista	Share
Transaction Type	Date	Avista Offshore	Avista	Offshore	($)
Market Purchase	2/25/2008	100	79	21	$17.44
Market Purchase	2/25/2008	600	475	125	$17.45
Market Purchase	2/25/2008	1,000	791	209	$17.50
Market Purchase	2/25/2008	100	79	21	$16.88
Market Purchase	2/25/2008	100	79	21	$16.90
Market Purchase	2/25/2008	1	1	0	$16.98
Market Purchase	2/25/2008	300	237	63	$17.08
Market Purchase	2/25/2008	200	158	42	$17.11
Market Purchase	2/25/2008	18	14	4	$17.13
Market Purchase	2/25/2008	274	217	57	$17.14
Market Purchase	2/25/2008	416	329	87	$17.14
Market Purchase	2/25/2008	100	79	21	$17.15
Market Purchase	2/25/2008	400	317	83	$17.15
Market Purchase	2/25/2008	800	633	167	$17.41
Market Purchase	2/25/2008	2,800	2216	584	$17.49
Market Purchase	2/28/2008	1,300	1029	271	$17.45
Market Purchase	2/28/2008	5,300	4194	1106	$17.50
Market Purchase	2/28/2008	2,700	2137	563	$17.46
Market Purchase	2/28/2008	5,300	4194	1106	$17.47
Market Purchase	2/28/2008	1,100	870	230	$17.47
Market Purchase	2/28/2008	500	396	104	$17.48
Market Purchase	2/28/2008	100	79	21	$17.50
Market Purchase	2/29/2008	5,400	4273	1127	$17.45
Market Purchase	2/29/2008	100	79	21	$17.50
Market Purchase	2/29/2008	100	79	21	$17.42
Market Purchase	2/29/2008	58	46	12	$17.43
Market Purchase	2/29/2008	100	79	21	$17.43
     (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock, the Series B-1 Preferred Stock, the Series B-2 Preferred Stock and the Warrants held of record by the applicable Filing Parties and beneficially owned by their respective sole general partner or members, as the case may be, described in paragraphs (a) and (b) above is governed by their respective limited partnership agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Each share of the Series B Preferred Stock is entitled, pursuant to the Amended and Restated Certificate of Designation of Series B Senior Convertible Preferred Stock (the “Certificate of Designation”) of the Company, to a number of votes equal to the number of shares of Common Stock into which such shares of Series B Preferred Stock could then be converted. The holders of Series B Preferred Stock or Common Stock shall vote together as a single class and not as separate classes.

     Additionally, pursuant to the Certificate of Designation, as long as 125,000 shares of Series B Preferred Stock are outstanding, the holders of record of the shares of Series B Preferred Stock, exclusively, are entitled to elect one director of the Corporation by a vote of the majority of shares of the Series B Preferred Stock.
     Pursuant to that certain Warrant to Purchase 50,080 Shares of Common Stock, Par Value $0.01 Per Share (“Offshore Warrant to Purchase”), dated as of July 28, 2008, the warrantholder is entitled to purchase from the Company at any time after the initial exercise date of July 28, 2008, but not later than 5:00 P.M., Eastern Time, on July 28, 2013, up to 50,080 shares of Common Stock at an exercise price per share of $20.00. The exercise price may be adjusted for dilutive issuances in accordance with the Offshore Warrant to Purchase.
     Pursuant to that certain Warrant to Purchase 189,920 Shares of Common Stock, Par Value $0.01 Per Share (“Avista Warrant to Purchase”), dated as of July 28, 2008, the warrantholder is entitled to purchase from the Company at any time after the initial exercise date of July 28, 2008, but not later than 5:00 P.M., Eastern Time, on July 28, 2013, up to 189,920 shares of Common Stock at an exercise price per share of $20.00. The exercise price may be adjusted for dilutive issuances in accordance with the Avista Warrant to Purchase.
Item 7. Material to be Filed as Exhibits.
1.	Series B-2 and Warrant Purchase Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., and Avista Capital Partners (Offshore), L.P., dated as of July 28, 2008.

2.	Amended and Restated Registration Rights Agreement by and among Geokinetics Inc., Avista Capital Partners, L.P., Avista Capital Partners (Offshore), L.P. and Levant America S.A., dated as of July 28, 2008.

3.	Warrant to Purchase 50,080 Shares of Common Stock, Par Value $0.01 Per Share by Geokinetics Inc., dated as of July 28, 2008.

4.	Warrant to Purchase 189,920 Shares of Common Stock, Par Value $0.01 Per Share by Geokinetics Inc., dated as of July 28, 2008.

5.	Amended and Restated Certificate of Designation of Series B Senior Convertible Preferred Stock of Geokinetics Inc., by Geokinetics Inc., dated as of July 28, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 28, 2008	AVISTA CAPITAL PARTNERS, L.P.

	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert

Name: Ben Silbert
Title: General Counsel
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 28, 2008	AVISTA CAPITAL PARTNERS (OFFSHORE), L.P.

	By:	AVISTA CAPITAL PARTNERS, GP, LLC,
its general partner

	By:	/s/ Ben Silbert

Name: Ben Silbert
Title: General Counsel
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated July 28, 2008	AVISTA CAPITAL PARTNERS GP, LLC

	By:	/s/ Ben Silbert

Name: Ben Silbert
Title: General Counsel